UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

EVINE Live, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

300487105

(CUSIP Number)

Daniele Beasley

Cove Street Capital, LLC

2101 E. El Segundo Boulevard, Suite 302, El Segundo, CA 90245

(424) 221-5897

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 300487105	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cove Street Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,661,839
	6.	SHARED VOTING POWER 1,000,000
	7.	SOLE DISPOSITIVE POWER 6,661,839
	8.	SHARED DISPOSITIVE POWER 1,000,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,661,839
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.57%
12.	TYPE OF REPORTING PERSON (see instructions) IA

CUSIP No. 300487105	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer EVINE Live, Inc.

(b)	Address of Issuer’s Principal Executive Offices 6740 Shady Oak Road, Eden Prairie, MN 55344-3433

Item 2.

(a)

Name of Person Filing

Cove Street Capital, LLC (“CSC”).

CSC, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to investment companies registered under the Investment Company Act of 1940, and serves as investment manager to other separately managed accounts (collectively, the “Funds”).  All shares of the Issuer’s Common Stock, par value $.01 per share (the “Shares”) reported in this schedule are owned by the Funds, and CSC disclaims beneficial ownership of such securities. The filing of this Schedule 13G shall not be construed as an admission that the reporting person is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

To CSC’s knowledge, none of the Shares held by any of the Funds is treated for purposes of Section 382 of the Internal Revenue Code of 1986, as amended (“Section 382”) as owned, either actually or by reason of the attribution and construction ownership rules applicable under Section 382, by a “5 percent shareholder” as such term is defined in Section 382.

(b)	Address of the Principal Office or, if none, residence 2101 East El Segundo Boulevard, Suite 302, El Segundo, CA 90245

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common Stock, par value $.01 per share

(e)	CUSIP Number 300487105

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 300487105	13G	Page 4 of 5 Pages

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

All ownership information reported in this Item 4 is as of the close of business on March 31, 2017. The aggregate percentage of Shares reported owned by each person named herein is based upon 60,968,092 shares outstanding, which is the total number of shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed on March 31, 2017.

(a)	Amount beneficially owned: 7,661,839

(b)	Percent of class: 12.57%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 6,661,839

	(ii)	Shared power to vote or to direct the vote 1,000,000

	(iii)	Sole power to dispose or to direct the disposition of 6,661,839

	(iv)	Shared power to dispose or to direct the disposition of 1,000,000

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8.  Identification and Classification of Members of the Group.

Item 9.  Notice of Dissolution of Group.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 300487105	13G	Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

.

04/13/2017 Date

/s/ Daniele Beasley Signature

Chief Compliance Officer, Member Name/Title